UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF December, 2004

ThrillTime Entertainment International, Inc.

(Registrant’s name )

Suite #322 4585 Canada Way

Burnaby, British Columbia, Canada V5G 4L6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F __ ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This Form contains the following documents:

1.	Press Release dated December 15, 2004
2.	Form 51-102.F3 Material Change Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ThrillTime Entertainment International, Inc.., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:

December 15, 2004

ThrillTime Entertainment International, Inc.

By:

/s/  “Sherrill Cyr”

----------------------------------------------------------------------------

Sherrill Cyr

Secretary

FORM 51-102.F3

MATERIAL CHANGE REPORT

1.

Reporting Issuer

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

4585 Canada Way

Burnaby, BC  V5G 4L6

Telephone:

(604) 294-8084

Facsimile:

(604) 294-8709

2.

Date of Material Change

December 14, 2004

3.

News Release

Issued December 15, 2004 through Canada Stockwatch and Market News

4.

Summary of Material Change

Changes to the Company’s Board of Directors

5.

Full Description of Material Change

Mr. Frank Deacon has resigned from the Board of Directors of the Company.  Mr. W. Ben Catalano has been appointed to the Company’s Board of Directors following Mr. Frank Deacon’s resignation.  Mr. Ralph Proceviat and Ms. Sherrill Cyr will be stepping down as directors on December 31, 2004.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.

Executive Officers

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change is:

Name:

Ralph Proceviat, President

Bus. Tel:

(604) 294-8084

9.

Statement of Executive Officer

The foregoing accurately disclosed the material change referred to herein.

DATED at Burnaby, British Columbia this 15th day of December,  2004.

“Sherrill Cyr”

Sherrill Cyr, Corporate Secretary

2 of 2

THRILLTIME ENTERTAINMENT INTERNATIONAL, INC.

#322 - 4585 Canada Way, Burnaby, BC  V5G 4L6

Tel:  (604) 294-8084    Facsimile:  (604) 294-8709   Toll Free: (800) 522-2449

Email: info@thrilltime.com     Web site address:  http://www.thrilltime.com

NEWS RELEASE

Trading Symbol:  THL:V

OTC Bulletin Board Symbol:  THLL-F

Directors:

Ben Catalano, Sherrill Cyr, Ralph Proceviat, Darrel Taylor

December 15, 2004

Vancouver, B.C. – ThrillTime Entertainment International, Inc. (the “Company”) announced today the resignation of Mr. Frank Deacon as director to allow Mr. Deacon more time to concentrate on his day to day responsibilities in his present occupation.  Mr. Deacon had served as a board member since November 25, 2002. “We thank Frank for his involvement with the Company during the debt restructuring phase”, says Ralph Proceviat, President and CEO.

The Board of Directors is pleased to appoint Mr. Ben Catalano to the Board to replace Mr. Deacon until the next Annual General Meeting. Mr. Catalano brings more than twenty years of business experience spanning a number of industries including real estate marketing and development, high tech, telecommunications, Securities Trading/ Brokerage and Mining and Resources. Mr. Catalano holds a board position with Pan African Mining Corp. and has been a director on several public and private companies in the past.

The Company also announced that Ralph Proceviat, Chairman of the Board, President and CEO and Sherrill Cyr, Director and Corporate Secretary, will be stepping down as directors and officers of the Company effective December 31, 2004.

Upon joining the Company in November 2001, Ralph Proceviat played a key role in decreasing the overall debt load associated with the 1998 acquisition of Skycoaster, Inc. and renegotiating the debt taken on by Superstar Dragsters, Inc. from a 1999 settlement agreement. He is currently involved in the liquidation of the debt via the sale of the assets of the subsidiaries and is in final negotiations with the major lender.  “Now that we expect to successfully complete our debt restructuring process, the Company will be well positioned to pursue other business opportunities. As the Company plans to implement further restructuring activities over the next several months, the timing was right to pursue new challenges and opportunities.  With the debt decreased significantly and a new direction on the horizon, as a shareholder, I look forward to a bright future for the Company” said Ralph Proceviat.

Sherrill Cyr has been with the Company since April 1994 and has served in several official capacities during the Company’s history.  Her dedication, loyalty and valuable contribution to the Company and its subsidiaries will be missed.

Over the next several weeks, the Board of Directors will be searching for Mr. Proceviat’s and Ms. Cyr’s replacements while developing its reorganization and go forward plans.

THRILLTIME ENTERTAINMENT

INTERNATIONAL, INC.

Per: Ralph Proceviat

__________________________________

Ralph Proceviat, Chairman and President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the information set out herein.  Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements concerning the pending transaction with the Company’s major lender that is subject to risks and uncertainties that may cause actual results to differ materially.  These forward-looking statements speak only as of the date hereof. The Company disclaims any intent of obligation to update these forward-looking statements.